ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 21, 2020	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Master Portfolio Trust (the “Registrant”) (Registration No. 811-10407) Post-Effective Amendment Number 64 (“Post-Effective Amendment No. 64”) to the Registrant’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on March 26, 2020 Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced amendment to the Registration Statement of the Registrant that Ms. Jennifer Hardy provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comment

1.	Please consider whether the Registrant’s disclosures including risk disclosures should be revised based on how COVID-19-related events may affect the Portfolios and their investments.

Response:	The Registrant acknowledges the comment.

Part A Comments

2.	Please revise the disclosure responding to Item 11 of Form N-1A to include all of the information required by Items 11(b) and 11(c)(7).

Response:	The Registrant has reviewed its disclosure in response to Item 11(b) and (c)(7) of Form N-1A and believes its disclosure is appropriate.

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3.	With respect to redemptions in-kind, please revise the Registration Statement to state that investors could incur capital gain tax upon the sale of portfolio securities received.

Response:	The requested change will been made.

4.

The Principal Investment Strategy for the Tax Free Reserves Portfolio states: “From time to time, the Portfolio may invest significantly in municipal obligations issued by a single state, including but not limited to New York.” Please add risk disclosure specific to New York municipal obligations.

Response:	The requested change will been made.

5.

Disclosure for the U.S. Treasury Obligations Portfolio states that “Although the Portfolio invests in U.S. government obligations, an investment in the Portfolio is neither insured nor guaranteed by the U.S. government.” Please add corresponding disclosure for the U.S. Treasury Reserves Portfolio and the Government Portfolio.

Response:	The requested change will be made for the U.S. Treasury Reserves Portfolio. The quoted disclosure is already included for the Government Portfolio.

6.

Please revise the Registration Statement for U.S. Treasury Reserves Portfolio to state that the Portfolio will provide 60 days prior written notice to investors in the event that a change is made to the Portfolio’s Rule 35d-1 80% investment policy.

Response:	The requested change will be made.

7.

Reference is made to the following disclosure: “Tax Free Reserves Portfolio may invest more than 25% of its assets in municipal securities that derive income from similar types of projects or that are otherwise related in such a way that an economic, business or political development or change affecting one of the securities would also affect the others.” Please explain how this is consistent with the Portfolio’s fundamental investment restriction regarding concentration, which only provides for concentration in the banking industry.

Response:

The Registrant believes the referenced disclosure is consistent with its explanation of its fundamental investment policy regarding concentration contained in Part B of the Registration Statement. In Part B of the Registration Statement, the Portfolio provides additional information regarding its concentration policy, stating: “The [concentration] policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized fully by any such obligations. Accordingly, issuers of the foregoing

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securities will not be considered to be members of any industry. There also will be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country. The policy also will be interpreted to give broad authority to the Portfolio as to how to classify issuers within or among industries or groups of industries.” See also Investment Company Act Release No. 9785 and Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (July 8, 2013) at fn. 4.

8.

Reference is made to the following disclosure: “In the event of unusual circumstances when obligations in which the Portfolio invests are not available for purchase, or when the subadviser deems it appropriate, including during periods when the interest rate on newly-issued securities is extremely low, or where no interest is paid at all, each Portfolio may, without limit, hold cash uninvested.” Please reconcile this sentence with the first sentence of the paragraph.

Response:	The Registrant has reviewed its disclosure and has revised the last sentence to only apply to Liquid Reserves Portfolio.

9.	Please revise the first sentence under the heading “Risks associated with concentration in the banking industry” to state that the applicable Portfolios concentrate in the banking industry.

Response:	No change has been made in response to this comment. The Portfolios’ concentration policies do not require the Portfolios to concentrate in the banking industry.

10.	Please review the Portfolios’ disclosure regarding the risks of investing in municipal securities and foreign investments and prepayment/call risk in light of current market conditions.

Response:	The Registrant acknowledges the comment.

Part B Comments

11.

Reference is made to the following Part B disclosure for the Government Portfolio: “Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Portfolio may not make any investment if, as a result, the Portfolio’s investments will be concentrated in any one industry, except that the Portfolio may invest without limit in obligations issued by banks.” The Portfolio is limited in its ability to invest in banking obligations by the requirements of Rule 2a-7 that apply to government money market funds. Accordingly, please revise the explanatory note in light of this.

Response:

The Portfolio intends to operate in compliance with the provisions of the Rule applicable to government money market funds. The Portfolio has revised its explanatory note regarding the concentration policy to state that it does not currently intend to purchase or concentrate in banking obligations. References in similar disclosure to Government Reserves and Institutional Government Reserves have been deleted.

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12.

Please reconcile the following two statements in Part B regarding concentration. The first statement indicates that the Portfolio determines the issuer of the security by reference to the party principally responsible for payment of principal and interest, which is not addressed by the second statement.

“For purposes of the investment restrictions described above, the issuer of a tax-exempt security is deemed to be the entity (public or private) principally responsible for the payment of principal of and interest on the security.”

“The [concentration] policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized fully by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country. The policy also will be interpreted to give broad authority to the Portfolio as to how to classify issuers within or among industries or groups of industries.”

Response:

The Registrant does not believe that these statements are inconsistent. The former is a statement regarding how the Portfolio determines the issuer of a tax-exempt security while the later statement explains that, among other securities, securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions are not considered to be part of an industry for purposes of the concentration policy. See also Investment Company Act Release No. 9785 and Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (July 8, 2013) at fn. 4.

13.	Please note that the disclosure regarding compensation paid to the prior board did not show up as R-tagged to show any changes. Why were there no changes?

Response:

The amounts paid to the prior board members were provided as of the fiscal year ended August 31, 2019. Since the immediately preceding registration statement amendment was filed on December 27, 2019 it also contained the same compensation information for the prior board members. Therefore the substance of the disclosure did not change, even though some of the board member names were moved within Part B.

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14.	Please note that the FAST Act requires the use of hyperlinks for exhibits and documents incorporated by reference.

Response:	The Registrant acknowledges the comment.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann